UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 16
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended December 31, 1998, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

                    (a) During the calendar quarter ended December 31, 1998, Resources made $7,928,000.00 in capital contributions to AEP Resources Delaware, Inc. as follows:

               (i)  $2,688,000.00 on October 29, 1998
              (ii)  $2,404,000.00 on November 25, 1998
             (iii)  $  999,000.00 on December 28, 1998
              (iv)  $1,837,000.00 on December 28, 1998

                    (b)  Resources    made    $4,633,766.33   in    capital
          contributions to AEP Resources International, Limited ("AEPRIL") as follows:

               (i)  $   11,186.01 on October 28, 1998
              (ii)  $1,390,950.00 on October 29, 1998
             (iii)  $1,257,000.00 on November 25, 1998
              (iv)  $   49,630.00 on November 30, 1998
               (v)  $   32.362.00 on December 9, 1998
              (vi)  $    1,000.00 on December 21, 1998
             (vii)  $   37,749.32 on December 28, 1998
            (viii)  $1,256,000.00 on December 28, 1998
              (ix)  $  597,889.00 on December 31, 1998

                    (c)  Resources   also   made   $14,162.99  in   capital
          contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows:

               (i)  $   14,050.00 on October 29, 1998
              (ii)  $      112.99 on October 30, 1998

          AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

                    (d) On December 31, 1998 Resources made $9,202,350.00 in capital contributions to AEP Resources Citipower I Pty Ltd. AEP Resources CitiPower I Pty Ltd. is a Project Parent for Citipower Pty, a foreign utility company.

               2. During the calendar quarter ended December 31, 1998, Resources made $6,264.88 in capital contributions to AEPR Global Ventures B.V. AEPR Global Ventures B.V. is a Project Parent, formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

               3. American's total investments for the year-to-date is $403,550,098.00.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                         AMERICAN ELECTRIC POWER COMPANY, INC.


                           By:  /s/ Henry W. Fayne
                                 Vice President

          March 3, 1999



                                                                  Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value
         S>                                                                           <C

      10/06/98     10/21/98     15      5.6400    $    250,000.00  $    587.50   $    250,587.50
      10/09/98     10/21/98     12      5.5200         500,000.00       920.00        500,920.00
      10/19/98     10/30/98     11      5.5224      18,200,000.00    30,710.68     18,230,710.68
      10/19/98     10/30/98     11      5.4200       5,000,000.00     8,280.56      5,008,280.56
      10/19/98     10/30/98     11      5.4500       8,000,000.00    13,322.22      8,013,322.22
      10/21/98     10/30/98      9      5.4000         750,000.00     1,012.50        751,012.50
      10/27/98     11/10/98     14      5.4300       1,100,000.00     2,322.83      1,102,322.83
      10/30/98     11/19/98     20      5.3957      32,100,000.00    96,223.32     32,196,223.32
      11/03/98     11/10/98      7      5.6500         250,000.00       274.65        250,274.65
      11/09/98     11/12/98      3      5.4600         300,000.00       136.50        300,136.50
      11/10/98     12/09/98     29      5.5770       1,350,000.00     6,064.99      1,356,064.99
      11/12/98     11/19/98      7      5.4500         400,000.00       423.89        400,423.89
      11/13/98     11/19/98      6      5.4500       3,700,000.00     3,360.83      3,703,360.83
      11/19/98     11/24/98      5      5.0565      35,000,000.00    24,580.21     35,024,580.21
      11/19/98     11/24/98      5      5.1400       3,000,000.00     2,141.67      3,002,141.67
      12/01/98     12/02/98      1      5.1556       2,100,000.00       300.74      2,100,300.74
      12/02/98     12/09/98      7      5.2000      22,500,000.00    22,750.00     22,522,750.00
      12/09/98     12/15/98      6      5.1400      24,300,000.00    20,817.00     24,320.817.00
      12/15/98     12/18/98      3      5.5358      16,000,000.00     7,381.07     16,007,381.07
      12/18/98     12/30/98     12      5.4400      21,700,000.00    39,349.33     21,739,349.33
      12/28/98     12/30/98      2      6.1900         500,000.00       171.94        500,171.94
      12/30/98     12/31/98      1      5.1900      11,800,000.00     1,701.17     11,801,701.17
      12/31/98     01/08/99      8      5.3800      16,600,000.00    19,846.22     16,619,846.22

                                           TOTAL   225,400,000.00   302,679.82    225,702,679.82

                  AEP RESOURCES, INC. TOTAL       $225,400,000.00  $302,679.82   $225,702.679.82

            Average Number of Days   8.91
            Weighted Average Rate    5.3102



                                                                   Exhibit B

                                         QUARTERLY DEBT REPORT
                                          AEP RESOURCES, INC.

            CAPTION





                          Issue      Maturity    Interest        Principal
                          Date         Date       Rate %         Borrowed

                        12/01/98     02/01/99      5.68       $200,000,000.00
                        12/01/98     12/02/99      7.75       $ 50,000,000.00
                        12/30/98     03/30/99     5.4925      $340,000,000.00